April 21, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ivan Griswold
Mengyao Lu

Re:	Veritone, Inc.
Registration Statement on Form S-1
Filed on March 15, 2017
File No. 333-216726

Ladies and Gentlemen:

On behalf of Veritone, Inc. (the “Company”), we have set forth below the responses by Veritone, Inc. (the “Company”) to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated March 31, 2017 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 that was filed on March 15, 2017 (the “Initial Registration Statement”). The Initial Registration Statement was filed partly in response to the Staff’s comment letter dated February 16, 2017 with respect to the draft registration statement on Form S-1 confidentially submitted by the Company on January 27, 2017.

In response to the Comment Letter, we are filing this response letter together with the public filing of Amendment No. 1 to the Initial Registration Statement on Form S-1 via EDGAR (the “Registration Statement” or “Form S-1”) and are providing the Staff with a marked copy of the same indicating all of the changes made to the Initial Registration Statement. In addition, we note that on April 20, 2017, the Company effectuated a one-for-six tenth (1:0.6) reverse stock split of all outstanding shares of its common stock. However, the information presented in this response letter, including price per share of common stock, does not reflect this reverse stock split and instead is based on pre-split numbers.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set forth below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

Prospectus Summary

1.	We note your response to prior comment 1, please briefly note the existence of the voting agreement and describe its key terms.

In response to the Staff’s comment, the Company has revised the Prospectus Summary in the Registration Statement to discuss the voting agreement (the “Voting Agreement”) and its key terms. In addition, we note that we held a telephone conference with the Staff on or about March 31, 2017, in which we described our discussion with NASDAQ and confirmed that the Company is qualified to be a “controlled company” under applicable NASDAQ rules following the completion of the offering (the “IPO”). Specifically, we informed the Staff that pursuant to the Voting Agreement, Acacia Research Corporation (“Acacia”), Chad Steelberg and Ryan Steelberg will have the authority to designate and elect all nine directors on the Board of Directors of the Company following the IPO, and that Acacia and Messrs. Steelberg will collectively beneficially own more than 50% of the voting power of the Company. Under NASDAQ rules and related guidance, the calculation of voting power held by a “group” of stockholders can include shares covered under voting agreements between or among such stockholders relating to the election of directors. Based on SEC’s CD & I 105.06 under “Exchange Act Sections 13(d) and 13(g)”, it is clear that the existence of the Voting Agreement in this case establishes a “group” under Rule 13d(5) of the Securities and Exchange Act of 1934, as amended, therefore the Company can qualify as a “controlled company” under applicable NASDAQ rules. We also informed the Staff that NASDAQ reviewed this matter with us and agreed with our analysis that the Company is qualified to be a “controlled company.”

Given that the Company will be a “controlled company” following the IPO, the Company has revised the disclosures throughout the Registration Statement to disclose such status and the consequences, including adding back the relevant risk factor. We also note that even though the Company will be a controlled company following the IPO, the Company’s intent is to comply voluntarily with all applicable corporate governance requirements under NASDAQ such that it does not need to rely on the exemptions available for controlled companies.

Contractual Obligations, page 64

2.	Your debt obligations appear to be due within one year from December 31, 2016. Please include such obligations in a column of “less than 1 year”. Refer to Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the contractual obligations table to include such obligations due within one year from December 31, 2016 under a column “less than 1 year”.

Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 4. Redeemable Convertible Preferred Stock, page F-15

3.	Please clarify your statement in response to prior comment 11 that “[b]ecause the accumulated liquidation preference of your preferred stock is discretionary, it does not result in a beneficial conversion feature.” Tell us whether you are using a commitment date based on when the preferred shares were originally issued or the date the dividends accrue. Please note that ASC 470-20-30-18 provides that the beneficial conversion feature for discretionary paid-in-kind dividends is to be measured on the date that the dividends are accrued. In your response, tell us whether the paid-in-kind instruments have a beneficial conversion feature as of the date the dividend accrues. We refer you to ASC 470-20-30-5.

In response to the Staff’s comment, the Company notes that it has updated its consideration of the commitment date to use the date the dividends accrued. The increase in the accumulated liquidation preference is compounding, so that a holder of preferred stock dividends will receive more shares of the Company’s common stock upon a future conversion than if the holder converted the dividends on the date they were accrued. Therefore, the accumulated liquidation preference is deemed to be ‘discretionary’ under the guidance of ASC 470-20-30-18 and does not result in a beneficial conversion feature.

Note 5. Stockholders’ Equity (Deficit)

Stock-Based Compensation, page F-19

4.	Please explain why the aggregate intrinsic value displayed in the stock option table on page F-20 is zero. In this regard, we note that your restricted stock grants have a fair value of $2.88 per share as of December 31, 2016 which is greater than the average stock option exercise price of $1.36. Further, clarify why the estimated fair value per restricted share increased from $0.90 to $2.88 from December 31, 2015 to 2016 while revenue has declined. In addition, tell us the estimated fair value of the underlying shares of common stock used to estimate the fair value of the Primary Warrants.

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of the Registration Statement with respect to the aggregate intrinsic value in the stock option table to present the aggregate intrinsic value as of December 31, 2016. The fair value of our common stock was $4.01 per share as of December 31, 2016, so all options that were granted with a strike price below that amount have an intrinsic value at that date. The estimated fair value per restricted share increased despite the decline in our revenue because we received the cash investment from Acacia which allowed us to pursue our business plan to develop our AI Platform. For additional discussion of this, please see our response to comment 12 of the Staff’s prior comment letter dated February 16, 2017 (which is referred to in Staff’s comment 5 below).

Securities and Exchange Commission

The estimated fair value of the underlying shares of common stock was $4.50 per share as of August 2016 and $4.01 per share as of December 2016.

5.	We note your response to prior comment 12 and our review remains open pending receipt of the requested information.

In response to the Staff’s comment, the Company notes that on April 10, 2017, the Company submitted to the SEC a separate response letter in which the Company provided the Staff with the requested information supplementally in response to comment 12.

Note 9. Note Payable, page F-23

6.	Your response to prior comment 14 does not provide sufficient basis for treating the value of the Primary Warrants as a deferred offering cost. Absent supporting accounting literature and since the warrants are recognized as a liability, the warrants should be recognized at their fair value at the date of issuances against the proceeds received in the financing transaction and the residual amount after the allocation should be recognized as the balance for the note payable. Refer to ASC 815-50-15-8A and ASC 815-10-S99-4. In addition, tell us how you determined the effective conversion price for the convertible notes after allocating proceeds to the detachable warrants when measuring the beneficial conversion feature of the notes under ASC 470-20.

In response the Staff’s comment, the Company has restated its 2016 financial statements to reflect the Primary Warrant as a discount to the first tranche of the convertible note payable (the First Loan, which was a borrowing in the amount of $10,000). The First Loan was issued on the same date as the Primary Warrant. After the Company corrected the accounting for the Primary Warrant, it considered if the discounts to the First Loan (for the $700 four-year warrant issued to Acacia and the Primary Warrant) created a beneficial conversion feature (“BCF”). The book value of the First Loan was approximately $1,800 after the discounts were recorded, which resulted in a conversion price of approximately $0.88 per share. That conversion price was below the $4.50 per share fair value of the Company’s common stock at that time. We concluded that this combination did create a BCF as of August 15, 2016, and we have recognized the BCF in the restated financial statements.

Securities and Exchange Commission

Note 11. Subsequent Events

7.	Please tell us how you considered disclosing the estimated financial effect of the amendments made to the warrants issued to Acacia. We also note from the Exhibit Index that an amendment was made to Acacia Note on March 14, 2017. Tell us how you considered disclosing the nature of the event and the estimated financial effect. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has updated the subsequent event disclosure on page F-25 in the Registration Statement to present the financial effect of the amendments to the Primary Warrant and the convertible notes warrants.

Exhibits

8.	Please file the consents of director nominees, Edward J. Treska and Frank E. Walsh, III. Refer to Rule 438 of Regulation C under the Securities Act.

In response to the Staff’s comment, the Company has filed Rule 438 consents for Messrs. Treska and Walsh as Exhibits 99.1 and Exhibit 99.2, respectively, to the Registration statement. The Company recently added Mr. Gehl as a nominee and will file his consent early next week.

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Should the Staff have any further questions or comments regarding this submittal, please contact the undersigned at (949) 399-7130.

Sincerely,

MORGAN, LEWIS & BOCKIUS LLP

/s/ Ellen Bancroft

Ellen S. Bancroft, Partner

CC:	Chad Steelberg, Chief Executive Officer
Peter F. Collins, Chief Financial Officer
Jeffrey B. Coyne, Executive Vice President & General Counsel, Veritone, Inc.
Ryan C. Wilkins, Esq., Stradling, Yocca, Carlson & Rauth, P.C.